Eurotunnel
UK Terminal
Ashford Road
Folkestone
[redacted]

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

7st June 2007

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel carries 12 millionth truck – word leader in piggy back transport 12 million truck since 1994 (03/05/2007)
- Eurotunnel obtains satisfactory outcome to its claim in respect of French tax losses (10/05/2007)
- Groupe Eurotunnel SA ("GET SA3): offer for the units comprising one share of Eurotunnel SA and one share of Eurotunnel P.L.C. (15.05.2007)
- Additional information on the terms of the senior facilities (15.05.2007)
- Share trading suspended (22.05.2007)
- Announcement by the AMF of the Provisional Results of the Offer by Groupe Eurotunnel SA for the Units of Eurotunnel SA / Eurotunnel Plc (25.05.2007)
- Share trading for EPLC/ESA Units to recommence (29.05.2007)
- Announcement by the AMF of the final results of the initial acceptance period of the Exchange Tender Offer (31.05.2007)

Yours faithfully,

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

NEWS

3 May 2007

Immediate release

Eurotunnel carries 12 millionth truck

ξ World leader in piggy back transport
ξ 12 million trucks since 1994

Eurotunnel has today carried the 12 millionth truck to travel on its Freight Shuttles beneath the Channel, since opening for business in July 1994. Placed end to end, this would be enough trucks to go around the earth 6 times.

The 12 millionth truck belongs to RH Freight, based in Nottingham.

The driver of the 12 millionth truck, Ian Ecob said, *"R H probably use the Tunnel approximately 450 times per week. It is definitely the most reliable and convenient service for a driver like me".*

In common with a growing number of Eurotunnel's large European haulier customers, RH Freight has a long term contract based on a guaranteed number of crossings per year. This type of contract, of between two and five years, guarantees the company close to 1 million Channel crossings.

Since opening for commercial services in 1994, Eurotunnel has become the world leader in Piggyback transport. With its fleet of sixteen truck carrying shuttles, Eurotunnel offers road hauliers up to one departure every ten minutes, unrivalled by its maritime competitors. In 2006, Eurotunnel Shuttles carried 1,296,269 trucks and, in the first quarter of 2007 349,359 trucks, an increase of 11% compared to the first quarter in 2006.

As a result of this growth, in order to pursue continued improvements in service to customers, Eurotunnel has taken the decision to invest c£1 million in new terminal infrastructure during 2007. The first major project to be implemented will be a new larger and more accommodating parking and driver services area at the entrance to the terminal in Coquelles.

Jo Willacy, Eurotunnel Commercial Director was delighted by the news, *"This is a fantastic result for us. Our traffic is growing, our revenues are up and our service is second to none. I am delighted to be able to welcome our 12 millionth truck today and to thank RH Freight for their loyal custom".*

News release n° 019/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

10 May 2007

Immediate release

Eurotunnel obtains satisfactory outcome to its claim in respect of French tax losses

Eurotunnel has presented the taxation arrangements relative to the Safeguard Plan to the authorities in both France and the UK. Following agreements in principle with the two States on these arrangements, Eurotunnel should receive formal agreement from the UK tax authorities around the middle of May, a similar agreement having already been reached in France.

Furthermore, the French Ministry for Economy, Finance and Industry has confirmed that the Eurotunnel SA group tax losses for the periods 2000 to 2002 may be carried forward for an indefinite period for an amount of €890 million (1).

On the basis that the current Exchange Tender Offer is successful, the first use for these tax losses after the implementation of the Safeguard Plan, would enable the generation of savings equal to the amount of the tax charge on the fiscal profits expected in the 2007 accounts.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, "*All the shareholders who despaired of the States ever taking an interest in Eurotunnel's situation can now be satisfied. With these carried forward tax losses Eurotunnel will benefit from a significant improvement in its fiscal environment, a clear means of creating added value if the ETO succeeds.*"

(1) €412.5 million for 2000; €363.9 million for 2001; €113,1 million for 2002, at an exchange rate of £1=€1.46635

N° 020/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

Not for release or publication in Italy, Canada or Japan

15 May 2007

Immediate release

GROUPE EUROTUNNEL SA ("GET SA"):

OFFER FOR THE UNITS
comprising one share of
EUROTUNNEL SA
and one share of
EUROTUNNEL P.L.C.
(the "Offer")

Reduction of the offer acceptance condition to 50%

GET SA hereby announces that, in accordance with paragraph 2.3.1 of the Offer Document published in connection with the Offer and as approved by the *Autorité des marchés financiers*, the acceptance condition for the Offer has been reduced to 50% of the outstanding Eurotunnel Units.

This reduction of the acceptance condition does not affect any previous or subsequent acceptances of the Offer, and all such acceptances will be treated as acceptances of the Offer with such reduced acceptance threshold.

N° GET 07/04

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

www.eurotunnel.com

The terms of the Offer and of the reorganisation of Eurotunnel are set out in the Offer Document approved by the AMF on 4 April 2007 under number 2007-112 and in the Prospectus (comprised of the Registration Document registered on 21 March 2007 by the AMF under number i.07-021 and of the Securities Note approved by the AMF on 4 April 2007 under number 2007-113).

These documents can be viewed on the following websites: www.groupe-eurotunnel.com (also available from Eurotunnel's website: www.eurotunnel.com) and www.amf-france.org.They are also available free of charge at the registered offices of GET SA, Eurotunnel SA and Eurotunnel P.L.C..

The attention of the public is drawn in particular to the risks factors described in the Prospectus.

NEWS

15 May 2007

Immediate release

ADDITIONAL INFORMATION ON THE TERMS OF THE SENIOR FACILITIES

The Safeguard Plan envisages that following the implementation of the Reorganisation, the financial indebtedness of Eurotunnel will be reduced to 4.164 billion euros (excluding the nominal amount of the NRS, which will be treated as quasi-equity), representing a debt reduction of 54% of current indebtedness (which amounted to 9.073 billion euros on 30th September 2006).

Eurotunnel SA and Groupe Eurotunnel SA wish to bring to the attention of the public an update and some additional information on the Senior Facilities described in paragraph 5.3.4 (*Financing of Eurotunnel Group*) of the Registration Document.

The six loan tranches which constitute the Senior Facilities are denominated either in euros or pounds sterling, with different maturity dates and amortisation start dates depending on the basis on which interest is calculated for each tranche, as described below:

- Financial conditions of the Senior Facilities

FOR THE TRANCHES DENOMINATED IN POUNDS STERLING

- A tranche A1 loan amounting to 750 million pounds sterling, bearing interest at a fixed rate linked to the UK All Items Retail Price Index inflation index as published by the United Kingdom Office for National Statistics ;
- A tranche B1 loan amounting to 400 million pounds sterling, bearing interest at a fixed rate ;
- A tranche C1 loan, amounting to 350 millions pounds sterling, bearing interest at a floating rate, which will be entirely hedged by a fixed / floating interest rate swap.

Eurotunnel Finance Limited has already purchased interest rate swaptions providing protection against an increase in interest rates: the maximum rate payable by Eurotunnel Finance Limited at the time of drawdown of the loan guaranteed by these swaptions is around 6.6% to 6.7% per annum after taking into account the credit margin.

The equivalent fixed rate at the time of drawdown of the loan will depend upon the prevailing rates and the expected inflation at the time the hedge is finalised

FOR THE TRANCHES DENOMINATED IN EUROS

- A tranche A2 loan amounting to 367 million euros, bearing interest at a fixed rate linked to the *indice des prix à la consommation hors tabac* inflation index as published by l'Institut National de la Statistique et des Etudes Economiques ;
- A tranche B2 loan amounting to 645 million euros, bearing interest at a fixed rate ;
- A tranche C2 loan, amounting to 953 millions euros, bearing interest at a floating rate, which will be entirely hedged by a fixed / floating interest rate swap.

France Manche SA has already purchased interest rate swaptions providing protection against an increase in interest rates: the maximum rate payable by France Manche S.A. at the time of drawdown of the loan guaranteed by these swaptions is around 6.4% to 6.5% per annum after taking into account the credit margin.

The equivalent fixed rate at the time of drawdown of the loan will depend upon the prevailing rates and the expected inflation at the time the hedge is finalised

- **Repayment of the Senior Facilities**

The funds borrowed under the Senior Facilities will be repayable in accordance with their respective amortisation schedules, of which the main characteristics reflect the discussions with the rating agencies, and are currently as follows:

FOR THE TRANCHES DENOMINATED IN POUNDS STERLING

- Repayment of the A1 tranche will begin on 20th June 2018 to end on 20th June 2042. Repayments will fall six monthly on 20th June and 20th December. The A1 tranche has a loan weighted average life of between 25 and 26 years ;
- Repayment of the B1 tranche will begin on 20th June 2013 to end on 20th June 2046. Repayments will fall six monthly on 20th June and 20th December. The B1 tranche has a loan weighted average life of between 29 and 30 years ;
- Repayment of the C1 tranche will begin on 20th June 2046 to end on 20th June 2050. Repayments will fall six monthly on 20th June and 20th December. The C1 tranche has a loan weighted average life and of between 41 and 42 years.

The repayment profile of the aggregate principal payments due in respect of the 3 tranches denominated in pounds sterling (before taking into account inflation on Tranche A1) is close to a constant annuity.

FOR THE TRANCHES DENOMINATED IN EUROS

- Repayment of the A2 tranche will begin on 20th June 2018 to end on 20th June 2041. Repayments will fall six monthly on 20th June and 20th December. The A2 tranche has a loan weighted average life of between 24 and 25 years ;
- Repayment of the B2 tranche will begin on 20th June 2013 to end on 20th June 2041. Repayments will fall six monthly on 20th June and 20th December. The B2 tranche has a loan weighted average life of between 22 and 23 years ;
- Repayment of the C2 tranche will begin on 20th June 2041 to end on 20th June 2050. Repayments will fall six monthly on 20th June and 20th December. The C2 tranche has a loan weighted average life and of between 39 and 40 years.

The repayment profile of the aggregate principal payments due in respect of the 3 tranches denominated in euros (before taking into account inflation on Tranche A2) is close to a constant annuity.

N° 021/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

22 May 2007

Immediate release

Share trading suspended

Following the closure of the Groupe Eurotunnel SA Exchange Tender Offer for Eurotunnel PLC/S.A. units, and awaiting the results of the Offer, the French market regulator, the AMF, has decided to suspend trading in these shares to protect the markets.

The company approves this decision which, due to Eurotunnel's bi-national nature, has been extended to the London Stock Exchange.

N° 022/2007

For media enquiries contact The Press Office on + 44 (0) 1303 284491.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

Not for release or publication in Italy, Canada or Japan

25 May 2007

Immediate release

Announcement by the AMF of the Provisional Results of the Offer by Groupe Eurotunnel SA for the Units of Eurotunnel SA / Eurotunnel Plc

Strong Support from Shareholders for Groupe Eurotunnel SA

The *Autorité des marchés financiers* has just published the provisional results of the offer by Groupe Eurotunnel SA (GET SA) for the Units of Eurotunnel SA / Eurotunnel PLC, which indicate that around 87% of the share capital of the companies have been tendered to the offer.

These results clearly show the support of shareholders of the Safeguard Plan proposed by Eurotunnel and approved on 15 January 2007 by the Paris Commercial Court.

The offer being a clear success, it will be reopened very shortly for a period that will be announced later.

The reopening of the offer will enable shareholders of Eurotunnel SA and Eurotunnel PLC to tender their Units of Eurotunnel SA / Eurotunnel PLC on the following terms:
- one GET SA ordinary share; and
- one warrant to subscribe for GET SA ordinary shares

for each Eurotunnel SA / Eurotunnel PLC Unit tendered.

However, it will no longer be possible to subscribe for Notes Redeemable in Shares (NRS) that were only available for subscription by shareholders having tendered their Units to the offer during the initial period.

Shareholders are reminded that Units tendered to the offer can no longer be traded. New GET SA shares and warrants will be issued in exchange for Units tendered to the offer on 28 June 2007. The shares and warrants will be admitted to trading on Eurolist by Euronext Paris and the shares will be admitted to trading on the London Stock Exchange following completion of the final formalities required for the implementation of the Safeguard Plan at a date that will be communicated later.

Jacques Gounon, Chairman and Chief Executive Offer, stated:

"Eurotunnel is saved. I would like to sincerely thank shareholders who have shown their strong support for the Safeguard Plan. The unquestionable success of the offer confirms their commitment to this great group. It enables Eurotunnel to have a fresh start. I would call on those who have not yet tendered their Units to benefit from the second chance that they will have to join the new company, which will be the only way to enable them to preserve their investment.

The group also wants to thank the banking networks whose work over the past weeks, and in particular the final days, has made this success possible."

N° GET 07/05

For media enquiries contact John Keefe on + 44 (0) 1303 284491
Or Ken Cronin on +44 7887 591 499.
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

Tuesday 29 May 2007

Immediate release

Share trading for EPLC/ESA Units to recommence

Following the publication of the provisional results of the Exchange Tender Offer initiated by Groupe Eurotunnel SA (GET SA) for the units composed of one share in Eurotunnel SA and one share in Eurotunnel PLC, the British and French market authorities, the Financial Services Authority (FSA) and the *Authorité des marchés financiers* (AMF) have decided that trading in the Units can recommence from 29 May 2007.

Unit holders who have not yet tendered their units to the offer are reminded that, given the scale of the success of the offer they will, at the completion of the offer be only a small minority in ESA and EPLC. Furthermore, as outlined in the Prospectus validated by the AMF, operations to recapitalize these companies will be launched very shortly at the completion of which the percentage of capital in Eurotunnel SA and Eurotunnel PLC held by the Unit holders who have not tendered their units to the offer will be below 5%. It is therefore likely that, upon completion of the reorganisation, the market for the Units will no longer comply with the demands of liquidity necessary for the Eurolist by Euronext market or for the Official list of the United Kingdom Listing Authority. The units could therefore, in accordance with regulations applicable in the country concerned, be removed from trading.

Shareholders who did not tender their units to the offer during the initial acceptance period will have the opportunity to do so during the reopening of the period, the date of which will be decided and made public in the near future by the AMF.

At the same time, it should be noted that shares tendered to the Offer can no longer be exchanged. The new shares in Groupe Eurotunnel SA together with the warrants for shares issued as part of the Offer will be the object, after the completion of the formalities relating to the implementation of the Safeguard Plan, of a settlement dated 28 June 2007. They will be admitted to trading on Eurolist by Euronext in Paris and on the London Stock Exchange immediately. Given the above, it is likely that the share price of Eurotunnel Units and GET SA shares will not be the same after this settlement date and that the evolution of the share price of Eurotunnel Units from the introduction to trading of GET SA shares will in all likelihood not correlate with that of the shares in GET SA.

N° 023/2007

For media enquiries contact on + 44 (0) 1303 284491
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

Not for release or publication in Italy, Canada or Japan

31 May 2007

Immediate release

Announcement by the AMF of the final results of the initial acceptance period of the Exchange Tender Offer

Reopening of the Exchange Tender Offer by Groupe Eurotunnel SA for the Units of Eurotunnel SA / Eurotunnel PLC from 1 June 2007 to 14 June 2007

The publication by the *Autorité des marchés financiers* of the final results of the initial acceptance period of the Exchange Tender Offer indicates that 2,222,667,231 Units out of a total of 2,546,164,213 Units in circulation, representing 87.29% of the share capital in circulation have been tendered to the offer.

According to figures published today by Euronext, the units tendered during this first phase are divided as follows:

- In France: 1,996,565,238 Units, representing 78.41% of the capital
- In the UK: 201,451,143 Units, representing 7.91% of the capital
- In Belgium: 24,650,850 Units, representing 0.97% of the capital

Shareholders in Eurotunnel PLC and Eurotunnel SA who have not yet tendered their shares to the offer have the opportunity to do so in the second acceptance period which is automatically opened from 01 June to 14 June 2007.

The conditions of the offer remain identical to the original offer: each Eurotunnel PLC/Eurotunnel SA Unit tendered will give the right to:
- one GET SA ordinary share; and
- one warrant to subscribe for GET SA ordinary shares.

It will, however, no longer be possible to subscribe for Notes Redeemable in Shares (NRS) which were only available for subscription by shareholders having tendered their Units to the Offer during the initial acceptance period.

Unit holders who have not yet tendered their Units to the offer are reminded that, given the scale of the success of the offer they will, at the completion of the offer be only a small minority in ESA and EPLC. Furthermore, as outlined in the Prospectus validated by the AMF, operations to recapitalize these companies will be launched very shortly at the completion of which the percentage of capital in Eurotunnel SA and Eurotunnel PLC held by the Unit holders who have not tendered their Units to the offer will be below 5%.

It is therefore likely that following the implementation of the Reorganisation, the market for the Units will no longer meet the liquidity requirements for the listing of the Units on Eurolist by Euronext™ or the Official List of the United Kingdom Listing Authority or their admission to trading on the London Stock Exchange. The listing of the Units may therefore, in accordance with applicable regulations in the relevant country and with the approval of the relevant regulatory authorities, be cancelled, in particular as part of the Recapitalisation Transactions of ESA and EPLC. In the near future GET SA also intends to consider any other transaction to simplify the Eurotunnel group structure, and particularly asset contributions or statutory mergers which could result in the winding up of ESA and EPLC. GET SA can in no way guarantee that the Units will continue to be listed after the Reorganisation and, if they remain listed, for how long or on which markets.

The terms of the Offer and of the reorganisation of Eurotunnel are set out in the Offer Document approved by the AMF on 4 April 2007 under number 2007-112 and in the Prospectus (comprised of the Registration Document registered on 21 March 2007 by the AMF under number i.07-021 and of the Securities Note approved by the AMF on 4 April 2007 under number 2007-113).

These documents can be viewed on the following websites: www.groupe-eurotunnel.com (also available from Eurotunnel's website: www.eurotunnel.com) and www.amf-france.org.They are also available free of charge at the registered office of the company.

The attention of the public is drawn in particular on the risks factors described in the Prospectus.

N° **GET** 06/2007

For media enquiries contact on + 44 (0) 1303 284491
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

END